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                              December 3, 2020

       Cash Smith
       President, Chief Financial Officer and Secretary
       CBRE Acquisition Holdings, Inc.
       2100 McKinney Avenue, 12th Floor
       Dallas, Texas 75201

                                                        Re: CBRE Acquisition
Holdings, Inc.
                                                            S-1/A filed
November 30, 2020
                                                            File No. 333-249958

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form S-1 filed November 30, 2020

       Summary, page 1

   1. We note your revised disclosure regarding alignment shares on page 22. We also note the statement on page 2
and elsewhere that your stakeholder-aligned carried interest structure gives you a
competitive advantage. Please revise page 22 and where appropriate to explain in
qualitative and quantitative terms the extent to which the potential long-term compensation to your
sponsor, directors and officers could be higher than under the typical SPAC share
structure. In this regard, please explain whether the formula for issuing greater numbers
of shares based on higher share prices, combined with issuances for each of the 10
annual measurement periods, could result in a significantly higher dollar value of compensation
compared to the typical structure.
 Cash Smith
CBRE Acquisition Holdings, Inc.
December 3, 2020
Page 2
Warrants, page 150

2. We note that Exhibit 4.4, Section 9.3 does not include the carve-outs regarding the federal securities laws as disclosed in the first paragraph on page 158. Please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exclusive Forum for Certain Lawsuits , page 162

3. We note that your disclosure on pages 76-77 and page 162 is inconsistent with Exhibit
         3.1, Section 12.1. If this provision does not apply to actions arising under the Securities
         Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
         Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNameCash Smith                                   Sincerely,
Comapany NameCBRE Acquisition Holdings, Inc.
                                                               Division of
Corporation Finance
December 3, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName